UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2006

                        Commission File Number: 001-33068

                          ULTRAPETROL (BAHAMAS) LIMITED
                 (Translation of registrant's name into English)

                         Ocean Centre, Montagu Foreshore
                                  East Bay St.
                                 Nassau, Bahamas
                                P.O. Box SS-19084
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

      Set forth herein are a copy of the Company's report for the nine months ended September 30, 2006, containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results of Operations.

                          ULTRAPETROL (BAHAMAS) LIMITED

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
       RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
                       AND SEPTEMBER 30, 2005 (UNAUDITED)

      The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited (the "Company") and subsidiaries for the nine months ended September 30, 2006 and September 30, 2005 included elsewhere in this report.

Our Company

      We are an industrial shipping company serving the marine transportation needs of clients in the markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market through our operations in the following four segments of the marine transportation industry.

      Our River Business, with approximately 490 barges, is the largest owner and operator of river barges and push boats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports.

      Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, primarily in the North Sea and the coastal waters of Brazil. Our Offshore Supply Business fleet currently consists of six platform supply vessels, or PSVs, including four in operation and two under construction to be delivered in 2007 and 2008.

      Our Ocean Business owns and operates six oceangoing vessels, including three versatile Suezmax/Oil-Bulk-Ore, or Suezmax OBO, vessels, one Aframax tanker, one semi-integrated tug/barge unit, and one chemical/product carrier. Our Ocean Business fleet has an aggregate capacity of approximately 600,000 dwt, and our three Suezmax OBOs are capable of carrying either dry bulk or liquid cargos, providing flexibility as dynamics change between these market sectors.

      Our Passenger Business fleet consists of two vessels with a total carrying capacity of approximately 1,600 passengers, and operates primarily in the European cruise market. We currently employ each of our passenger vessels under seasonal charters with a tour operator.

      Our business strategy is to continue to operate as a diversified marine transportation company with an aim to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the marine transportation industry.

Developments in 2006

      On February 6, 2006, we took delivery of the third PSV in our Offshore Supply fleet, the UP Agua-Marinha from EISA - Estaleiro Ilha S.A. in Rio de Janeiro, Brazil.

      On March 20, 2006, we purchased all of the issued and outstanding capital stock of Ravenscroft Shipping (Bahamas) S.A., or Ravenscroft, from two of our related parties, Crosstrade Maritime Inc., and Crosstrees Maritime Inc., for the purchase price of $11.5 million. The purchase price included a building in Coral Gables, Florida, U.S., independently valued at $4.5 million. Ravenscroft Shipping (Bahamas) S.A. is a holding company that is the ultimate parent of our vessel managers, Ravenscroft Ship Management Inc., which manages the vessels in our Ocean Business and Offshore Supply Business, and Elysian Ship Management Inc., which manages the vessels in our Passenger Business. The Promissory Notes that we issued in connection with this acquisition were paid from the proceeds of our initial public offering of 12,500,000 shares of common stock, par value $0.01 per share, which closed on October 18, 2006. In compliance with the requirements of our indenture, or the Indenture, related to the 9% First Preferred Ship Mortgage Notes due 2014 (the "Notes") that we issued, we obtained a fairness opinion from an internationally recognized accounting firm in connection with this acquisition.

      On March 20, 2006, Inversiones Los Avellanos S.A., or Los Avellanos, and Avemar Holdings (Bahamas) Ltd., or Avemar, two of our shareholders, terminated their agreement pursuant to which Avemar had previously granted Los Avellanos an irrevocable proxy to vote our shares owned by Avemar. The shares owned by Avemar were cancelled upon the closing of our initial public offering.

      On March 20, 2006, we exercised our option to repurchase from Los Avellanos 25,212 shares of our common stock for a total consideration of $894,999, and the $894,999 note originally issued in connection with the option was cancelled.

      Separately, we purchased 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd., or UP Offshore, a company through which we operate our Offshore Supply Business, from LAIF XI Ltd., or LAIF, an affiliate of Solimar, one of our shareholders, for a purchase price of $48.0 million on March 21, 2006. Following this acquisition, we hold 94.45% of the issued and outstanding shares of UP Offshore. The Promissory Note that we issued in connection with this acquisition was paid from the proceeds of our initial public offering. In compliance with the requirements of the Indenture, we obtained a fairness opinion from an internationally recognized accounting firm in connection with this acquisition.

      On May 3, 2006, we signed an agreement with International Finance Corporation, or IFC, to purchase from IFC the 7.14% of UP River (Holdings) Ltd., or UP River, an entity that owned the 50% of UABL Limited that we did not own, for the price of $6.1 million plus accrued interest from May 15, 2006 to the closing of our initial public offering. As part of this agreement, IFC agreed to waive its option to convert its interest in UP River to shares in our company and its right to participate in our initial public offering. Our obligation under this agreement was paid from proceeds of the offering.

      On August 8, 2006 we took delivery of the fourth PSV in our Offshore Supply Business fleet, UP Topazio, from EISA - Estaleiro Ilha S.A. in Rio de Janeiro, Brazil.

      On September 8, 2006 we entered into a Memorandum of Agreement with the Argos Group to form a joint venture to establish a river transportation company on the Magdalena River in Colombia.

      On September 22, 2006, Ultracape Holdings Ltd. (our 60% owned subsidiary) exercised its option to sell 100% of its membership interest in Ultracape Delaware LLC to MexPlus Puertos S.A. de C.V. at a price of approximately $2.6 million. The proceeds from this sale were received by the Company on September 29, 2006.

Recent developments

      On October 18, 2006, we completed the initial public offering of 12,500,000 shares of our common stock at a price of $11.00 per share (the "Offering"). The net proceeds of the Offering to us were $127.8 million.

      On October 20, 2006, UP Offshore (redeemed all of the outstanding Series A Preferred Shares held by IFC for an amount of $4.3 million with proceeds from the Offering.

      On October 23, 2006, we signed a Memorandum of Agreement to purchase the M.T. Rea, a 39,530 dwt. oil product tanker for a purchase price of $19.1 million. The 10% escrow deposit was made on October 31, 2006.

      We announced in Athens, Greece on October 31, 2006, that one of our subsidiaries in the Passenger Business will employ our Grand Victoria (to be renamed Blue Monarch) on 7-day cruises in Greece and Turkey. Monarch Classical Cruises will be responsible for the marketing of these cruises and the Blue Monarch will not have a guaranteed minimum income for the European Summer of 2007.

      We have recently entered into an agreement to buy a 9,219 dwt. oil tanker for a purchase price of $17.0 million.

      On November 10, 2006, the underwriters of the Offering exercised their over-allotment option to purchase an additional 232,712 shares of our common stock from some of our original shareholders. We expect to close on the exercise of the over- allotment option on November 15, 2006.

Factors Affecting Our Results of Operations

      We have organized our business and evaluate performance by the following operating segments: the River Business, Ocean Business and, beginning in 2005, Offshore Supply Business and Passenger Business. The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements. Other than for allocation of overhead, we do not have significant intersegment transactions.

Revenues

      In our River Business, we currently contract substantially all of our capacity under contract of affreightment, or COA, most of which have terms ranging from one to four years. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel.

      In our Offshore Supply Business we contract our vessels under Time Charter in both Brazil and the North Sea. During the first quarter of 2006, prior to the acquisition of 66.67% of the stock of UP Offshore, the revenues and expenses of UP Offshore were not consolidated with ours, however, two PSVs owned by UP Offshore were, by virtue of chartering arrangements, operated by us in the North Sea. The revenues of these charters are recognized in our unaudited condensed consolidated financial statements.

      In our Ocean Business, we contract our vessels either on a time charter basis or on a COA basis. Some of the differences between time charters and COAs are summarized below.

          Time Charter
          ------------

          o We derive revenue from a daily rate paid for the use of the vessel, and

          o the charterer pays for all voyage expenses, including fuel and port charges.

          Contract of Affreightment (COA)
          -------------------------------

          o We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo, and

          o    we pay for all voyage expenses, including fuel and port charges.

      Our ships on time charters generate both lower revenues and lower expenses for us than those under COAs. At comparable price levels both time charters and COAs result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.

      In our Passenger Business we have operated our vessels under charter contract agreements with European tour operators during the European summer season which have provided us with a stable revenue stream as well as the flexibility to operate the vessels in other regions of the world at the end of the contract term.

      Time charter revenues accounted for 53% of the total revenues from our businesses for the third quarter of 2006, and COA revenues accounted for 47%. With respect to COA revenues in the third quarter of 2006, 80% were in respect of repetitive voyages for our regular customers and 20% in respect of single voyages for occasional customers.

      In our River Business, demand for our services is driven by agricultural, mining and forestry activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. Drought conditions have affected the size of the Paraguayan soybean crop in 2006. Further, most of the operation in our River Business occurs in the Parana and Paraguay Rivers, and any changes adversely affecting either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

      In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during the nine months ended September 30, 2006. During the first half of 2006 the international dry bulk freight market was on average lower that it was in the first half of 2005. In the third quarter of 2006 the international dry bulk freight market recovered progressively to levels which are comparable with the averages seen at the beginning of 2005.

      In our Passenger Business, demand for our services is driven primarily by movements of tourists during the European summer cruise season.

Expenses

      Our operating expenses generally include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are repairs and maintenance, wages paid to marine personnel, catering and marine insurance costs. However, there are significant differences in the manner in which these expenses are recognized in the different segments in which we operate.

      For annual reporting purposes, when a cost that is expensed clearly benefits two or more interim periods, each interim period is charged for an appropriate portion of the annual cost by the use of deferrals.

      In addition to the vessel operating expenses, our other primary operating expenses in the third quarter 2006 included general and administrative expenses. During the first quarter of 2006, we acquired Ravenscroft and the administrative-related assets and personnel of Oceanmarine. Accordingly, these tasks are now performed by us and all operating expenses are paid in-house. We do not expect to pay fees to any related entity other than those described here for management and administration functions.

      In our River Business, our voyage expenses include port expenses and bunkers as well as charter hire paid to third parties.

      In our Offshore Supply Business, voyage expenses include the charter hire paid by us to UP Offshore, until the end of the first quarter of 2006, and brokerage commissions paid by us to third parties.

      In our Passenger Business, operating expenses include all vessel management, crewing, stores, insurance, lubricants, repairs and maintenance and may include catering, housekeeping and entertainment staff if the charter party so specifies. Voyage expenses may include port expenses and bunkers if such services are for our account. Similarly, they may include the cost of food and beverages if such amounts are for our account under the charter agreement.

      Through our River Business, we own a dry dock and a repair facility for our River Business fleet at Pueblo Esther, Argentina, land for the construction of two terminals in Argentina and 50% joint venture participations in two grain loading terminals in Paraguay. We also rent offices in Asuncion (Paraguay) and Buenos Aires (Argentina) and a dry dock facility in Ramallo (Argentina).

      Through our acquisition of UP Offshore, we now hold a lease for office space in both Rio de Janeiro (Brazil) and Aberdeen, United Kingdom. In addition, through our acquisition of Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States of America.

Foreign Currency Transactions

      During the nine months ended September 30, 2006, 76% of our revenues were denominated in U.S. dollars, 13% of our revenues were denominated and collected in Euros and 11% of our revenues were denominated and collected in British Pounds. Furthermore, 15% of our total revenues were denominated in U.S. dollars but collected in Argentine Pesos and Paraguayan Guaranies. Significant amounts of our expenses were denominated in dollars and 25% of our total out of pocket operating expenses were paid in Argentine Pesos and Paraguayan Guaranies.

      Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing during the month of each transaction.

Inflation and Fuel Price Increases

      We do not believe that inflation has had a material impact on our operations, although certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces.

      In 2005 and prior, in our River Business, we adjusted the fuel component of our cost into the freights on a seasonal or yearly basis, and therefore we were adversely affected during that period by rising bunker prices only partially offset by a hedge of a minor part of our consumption and by bunker price adjustment formulas on some of our contracts. In 2006, we have negotiated and intend to continue to negotiate fuel price adjustment clauses in most of our River Business contracts.

      In the Offshore Supply and Passenger Businesses, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the charterers are generally responsible for the supply of fuel.

      In our Ocean Business, inflationary pressures on bunker costs are not expected to have a material effect on our immediate future operations which are currently chartered to third parties, since it is the charterers who pay for fuel. When our ocean vessels are employed under COAs, freight rates for voyage charters are generally sensitive to the price of a vessel's fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices settle at a higher level.

Seasonality

      Each of our businesses has seasonal aspects, which affect its revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, demand for oil tankers tends to be strongest during the winter months in the Northern hemisphere. Demand for dry bulk transportation tends to be fairly stable throughout the year, with the exceptions of the Chinese New Year in our first quarter and the European summer holiday season in our third quarter, which generally show lower charter rates. Under existing arrangements, our Passenger Business currently generates its revenue during the European cruise season, typically from May through October of each year.

Legal Proceedings

      Ultrapetrol S.A. is involved in a customs dispute with the Brazilian Customs Tax Authorities over the alleged infringement of customs regulations by the Alianza G-3 and Alianza Campana (collectively, the "Alianza Campana") in Brazil during 2004. As a result, the Brazilian Customs Tax Authorities commenced an administrative proceeding and applied the penalty of apprehension against the Alianza Campana which required the Alianza Campana to remain in port or within a maximum of five nautical miles from the Brazilian maritime coast. The maximum customs penalty that could be imposed would be confiscation of the Alianza Campana, which is estimated by the Brazilian Customs Tax Authorities to be valued at $4.6 million. The Secretary of Brazilian Federal Revenue decided to cancel the penalty of confiscation of the Alianza Campana by means of a decision issued on August 14, 2006. However, the Secretary conditioned his decision on the compliance with the following requirements: (1) the classification of the Alianza Campana under the Regime Aduaneiro Especial para a Industria do Petroleo, or REPETRO regime, and if such classification is confirmed; (2) the payment by Ultrapetrol S.A. of a penalty in the amount of one percent (1%) of the customs value of the Alianza Campana, or $45,600. In order to comply with the above described requirements, our customer, Petroleo Brasileiro S.A., presented on September 15, 2006, a formal request to obtain from Brazilian Customs Tax Authorities the recognition of the classification of the Alianza Campana under the REPETRO regime. We believe that the customs authorities will recognize the classification of the Alianza Campana under the REPETRO regime. If such formal recognition is obtained and we subsequently pay the penalty mentioned above, the confiscation penalty will be automatically canceled and the administrative proceeding will be finalized with no further consequences to us.

      On September 21, 2005, the local customs authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay (the "Paraguayan Customs Authority"). We believe that this finding is erroneous and UABL has formally replied to the Paraguayan Customs authority contesting all of the allegations upon which the finding was based. After review of the entire case the Paraguayan Central Tax authorities who have jurisdiction over the matter have confirmed we have no liability with respect to two of the three matters at issue, while they held a dissenting view on the third issue for which our liability, if such interpretation was upheld in court, would be $0.4 million. Simultaneously with the above, the Paraguayan Customs Authority issued a resolution confirming the original determination made by the Customs Authorities at Ciudad del Este therefore committing the matter to a resolution by the Court. We have entered a plea with the respective court requesting a confirmation of the release of liability in the two issues where such view was upheld by the Tax authorities and contending the interpretation on the third where we claim to be equally non-liable. The legal representative of the Paraguayan Customs Authority has filed an acceptance of our claim, and the court is awaiting ratification by the Paraguayan Customs Authority, which if received would limit our potential liability to $0.4 million. We have been advised by UABL's counsel in the case that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

      On November 3, 2006 the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalizacion) issued a notice in the Bolivian press advising that UABL International S.A. (a Panamanian subsidiary of the Company) would owe taxes to that authority in the amount of approximately $2.5 million (including interest), together with certain fines that have not been determined yet. We believe that this finding is incorrect and UABL International S.A. will formally reply to the Bolivian Tax Authority contesting the allegations of the finding. We have been advised by our local counsel in the case that there is only a remote possibility that UABL International S.A. would be found liable for any of these taxes or fines.

      Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

Results of Operations

Nine months ended September 30, 2006 compared to the nine months ended September 30, 2005.

      The following table sets forth certain unaudited historical income statement data for the periods indicated above derived from our unaudited condensed consolidated statements of operations expressed in thousands of dollars.

                                                                   Nine Months Ended September 30,
                                                                   -------------------------------

                                                                     2006                   2005                  Percent Change
                                                                     ----                   ----                  --------------
Revenues
   Attributable to River Business                                   $59,324                $44,083                      35%
   Attributable to Offshore Supply Business                          17,869                  2,694                     563%
   Attributable to Ocean Business                                    30,365                 41,606                     (27%)
   Attributable to Passenger Business                                20,152                 12,772                      58%
                                                                  ---------              ---------
Total                                                               127,710                101,155                      26%
                                                                  ---------              ---------

Voyage expenses
   Attributable to River Business                                   (25,117)               (19,622)                     28%
   Attributable to Offshore Supply Business                          (3,317)                (2,214)                     50%
   Attributable to Ocean Business                                      (600)                (1,271)                    (53%)
   Attributable to Passenger Business                                (3,694)                (1,985)                     86%
                                                                  ---------              ---------
Total                                                               (32,728)               (25,092)                     30%
                                                                  ---------              ---------

Running cost
   Attributable to River Business                                   (14,624)               (13,448)                      9%
   Attributable to Offshore Supply Business                          (3,664)                  (348)                    953%
   Attributable to Ocean Business                                   (10,082)                (9,216)                      9%
   Attributable to Passenger Business                                (9,105)                (5,576)                     63%
                                                                  ---------              ---------
Total                                                               (37,475)               (28,588)                     31%
                                                                  ---------              ---------

Amortization of dry docking & intangible assets                      (6,386)                (5,244)                     22%
Depreciation of vessels and equipment                               (13,916)               (10,761)                     29%
Management fees and administrative and commercial
expenses                                                             (8,868)                (6,843)                      30%
Other operating income                                                  630                 21,867                     (97%)
Operating profit                                                     28,967                 46,494                     (38%)
   Financial expense                                               $(15,344)              $(14,171)                      8%
   Financial income                                                     276                    514                     (46%)
   Investment in affiliates                                             674                   (462)                      -
   Other, net                                                           113                     47                     140%
                                                                  ---------              ---------
Total other expenses                                                (14,281)               (14,072)                      1%
                                                                  ---------              ---------

Income before income taxes and minority interest                     14,686                 32,422                     (55%)
Income taxes                                                           (398)                  (259)                     54%
Minority interest                                                    (1,010)                (9,794)                    (90%)
Net income for the period                                            $13,278               $22,369                     (41%)



      Revenues. Total revenues from our River Business increased by 35% from $44.1 million for the nine months ended September 30, 2005 to $59.3 million for the same period in 2006. This growth is primarily attributable to the price increases and fuel adjustments negotiated in late 2005, which increased freight rates for the same period in 2006 when compared to the equivalent freight rates for the same period in 2005, this increase is also attribuitable to a 13% increase in tons transported in the first nine months of 2006 versus the same period in 2005. This incremental volume was mainly carried during the third quarter of 2006.

      Total revenues from our Offshore Supply Business increased from $2.7 million for the nine months ended September 30, 2005 to $17.9 million for the same period in 2006. This increase is mainly attributable to the start of operations of two PSVs (the UP Agua-Marinha and UP Topazio) in March and September 2006 respectively, to the operation of the UP Esmeralda and UP Safira for the full three quarters of 2006 compared to only two months of operation each in the same nine months of 2005, together with higher rates obtained in the North Sea operation when compared to rates for the same period in 2005.

      Total revenues from our Ocean Business decreased from $41.6 million for the nine months ended September 30, 2005 to $30.4 million for the nine months ended September 30, 2006, or a decrease of 27%. This decrease is attributable to the combined effect of the sale of the Cape Pampas in May 2005 and the lower revenues of our Suezmax/OBO fleet, partially offset by the revenues generated by our Miranda I (which started operations in October 2005).

      Total revenues from our Passenger Business increased 58% from $12.8 million in the first nine months of 2005 to $20.2 million in the same period of 2006. This increase is attributable to the combined effect of higher revenues from the New Flamenco and additional revenues of the Grand Victoria which was not in operation in the same period of 2005.

      Voyage expenses. In the nine months ended September 30, 2006, voyage expenses of our River Business were $25.1 million, as compared to $19.6 million for the same period of 2005, an increase of $5.5 million. The increase is mainly attributable to an increase in our fuel expenditure on the River Business, driven by a 7% increase in consumption due to larger quantities of cargo transported, and by a 30% fuel price increase.

      In the nine months ended September 30, 2006, voyage expenses of our Offshore Supply Business were $3.3 million, as compared to $2.2 million in 2005. The increase is mainly attributable to the effect of the consolidation of UP Offshore as our subsidiary from the second quarter of 2006.

      In the nine months ended September 30, 2006, voyage expenses of our Ocean Business were $0.6 million, as compared to $1.3 million for the same period in 2005. The decrease is primarily attributable to a decrease in brokerage commissions due to lower rate levels obtained by our Suezmax/OBO fleet.

      In the nine months ended September 30, 2006, voyage expenses of our Passenger Business were $3.7 million as compared to $2.0 million for the same period in 2005. The increase is primarily attributable to the effect of the higher voyage activity of the New Flamenco and the addition of Grand Victoria to our Passenger Business fleet.

      Running costs. For the nine months ended September 30, 2006, running costs of our River Business were $14.6 million, as compared to $13.4 million for the same period in 2005, an increase of $1.2 million. This increase was mainly attributable to an increase in our vessel costs driven by increases in wages, lubricants and spares.

      For the nine months ended September 30, 2006, running costs of our Offshore Supply Business were $3.7 million, as compared to $0.3 million for the same period in 2005. This increase is primarily attributable to the entry into operation of two newly built PSVs (the UP Agua-Marinha and UP Topazio) in March and September 2006 respectively, to the operation of the UP Esmeralda and UP Safira for the entire nine-month period ended September 30, 2006 compared to only two months each of operation in the same period of 2005, and to the effect of the consolidation of UP Offshore as from the second quarter of 2006.

      For the nine months ended September 30, 2006, running costs of our Ocean Business were $10.1 million, as compared to $9.2 million for the same period in 2005. The increase in running costs relating to the operation of the Miranda I (which started operations in October 2005) as well as increased running costs related to the rest of the ocean fleet was partially offset by the decrease in running cost attributable to the sale of the Cape Pampas in May 2005.

      For the nine months ended September 30, 2006, running costs of our Passenger Business were $9.1 million, compared to $5.6 million for the same period in 2005. This increase is attributable to the effect of the running cost of our vessel New Flamenco during the full nine months ended September 30, 2006 as compared to only seven months of operation during the same period in 2005 and the additional operation of the Grand Victoria in 2006 which we did not operate in 2005.

      Amortization of dry docking and intangible assets. Amortization of dry docking and special survey costs increased by $0.8 million, or 15%, to $6.0 million for the nine months ended September 30, 2006 as compared to $5.2 million for the same period in 2005. The increase is primarily attributable to the amortization of dry dock expenses expenses for Princess Marina and amortization of river equipment purchased in 2005 over the full nine months period ended September 30, 2006, partially offset by the decrease of amortization of dry docking expense attributable to the sale of Cape Pampas in May 2005. Amortization of intangible assets was $0.4 million for the nine months ended September 30, 2006 as compared to $0 million for the same period in 2005. The increase is primarily attributable to the amortization expenses related to the purchase of Ravenscroft as our subsidiary from the second quarter of 2006.

      Depreciation of vessels and equipment. Depreciation increased by $3.1 million, or 29%, to $13.9 million for the nine months ended September 30, 2006 as compared to $10.8 million for the same period in 2005. This increase is primarily attributable to the combined effect of the consolidation of UP Offshore as our subsidiary from the second quarter of 2006, a full period of amortization of new tugs and river barges, the operation of our vessels Miranda I and Grand Victoria (which were set in service in October 2005 and April 2006, respectively), and the increased value of our vessel New Flamenco which was fully refurbished during part of the fourth quarter of 2005 and in the first quarter of 2006, partially offset by the sale of Cape Pampas in May 2005.

      Management fees and administrative expenses. Management fees and administrative expenses were $8.9 million for the nine months ended September 30, 2006 as compared to $6.8 million for the same period in 2005. This increase of $2.1 million is attributable mainly to the effect of the consolidation of UP Offshore as our subsidiary from the second quarter of 2006 plus some overhead increases in our River business.

      Other operating income. Other operating income was $0.6 million for the nine months ended September 30, 2006 as compared to operating income of $21.9 million for the nine months ended September 30, 2005. This decrease of $21.3 million is mainly attributable to the effect of the sale of the Cape Pampas in the second quarter of 2005.

      Operating profit. Operating profit for the nine months ended September 30, 2006 was $29.0 million, a decrease of $17.5 million from the same period in 2005. The difference is mainly attributable to the sale of our vessel Cape Pampas and the effect of the lower charter rates obtained by our Suezmax/OBO fleet in the first nine months of 2006 partially offset by the result of our Miranda I (which started operations in October 2005), the effect of the consolidation of UP Offshore as our subsidiary from the second quarter of 2006 and a higher operating profit from our River and Passenger Businesses in the nine months ended September 30, 2006 compared to the same period of 2005.

      Financial expense. Financial expense increased by approximately $1.1 million or 8%, to $15.3 million in the nine months ended September 30, 2006 as compared to $14.2 million in the same period of 2005. This variation is mainly attributable to the effect of the consolidation of UP Offshore as our subsidiary from the second quarter of 2006 and an increase in the interest rate of our variable rate debt in our River Business which was partially offset by the repayment of principal during the period.

      Minority Interest. Minority interest decreased from $9.8 million in the nine months ended September 30, 2005 to $1.0 million for the same period of 2006. This variation is mainly attributable to the effect of a 40% gain on the sale of Cape Pampas in May 2005.

Liquidity and Capital Resources

      We are a holding company and operate in a capital-intensive industry requiring substantial ongoing investments in revenue-producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank indebtedness, shareholder loans, cash flow from operations and equity contributions.

      The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

      As of September 30, 2006, we had aggregate indebtedness of $312.0 million, $246.1 million of which consisted of $180.0 million due under the Notes, $24.9 million in indebtedness of our subsidiary UABL under three senior loan facilities with IFC and KfW, $1.0 million in indebtedness of our subsidiary UABL with other lenders, and indebtedness of our new subsidiary UP Offshore of $40.2 million under two senior loan facilities with DVB NV and DVB Bank AG, plus accrued interest of $6.4 million. Additionally, as of September 30, 2006, we had indebtedness of $59.5 million related to the promissory notes issued in connection with the acquisition of all of the issued and outstanding capital stock of Ravenscroft (Bahamas) S.A. and 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd.

      At September 30, 2006, we had cash and cash equivalents on hand of $18.7 million. In addition, we had $3.8 million in current restricted cash.

      As a result of the early prepayment of the variable interest rate debts and the optional redemption of Series A preferred shares held by IFC in UP Offshore (Bahamas) Ltd. paid from proceeds of the Offering, we incurred a loss of approximately $2.4 million that will be recorded in the fourth quarter of 2006.

Operating Activities

      In the nine months ended September 30, 2006, we generated $26.2 million in cash flow from operations compared to $25.0 million in the same period of 2005. We had a net income of $13.3 million for the first nine months ended September 30, 2006, as compared to a net income of $22.4 million in the same period of 2005, a decrease of $9.1 million.

      Net cash provided by operating activities consists of our net income
(loss) increased by non-cash expenses, such as depreciation and amortization of deferred charges, and adjusted by changes in working capital and expenditures for dry docking.

Investing Activities

      During the nine months ended September 30, 2006, we disbursed $9.9 million to refurbish the New Flamenco and to recertify and recommission the Grand Victoria, $6.5 million to enlarge and refurbish barges and pushboats as well as to purchase a new crane and associated equipment in our River Business, and $4.2 million in respect of PSVs under construction. Included in the result of the nine months ended September 30, 2006 is the payment during the first quarter of 2006 of $11.4 million from our related party UP Offshore (Bahamas) Ltd. to us as a repayment of an intercompany advance.

Financing Activities

      Net cash used in financing activities was $8.3 million during the nine months ended September 30, 2006, compared to net cash provided by financing activities of $1.9 million during the same period of 2005. The decrease in cash provided by financing activities in this period is mainly attributable to the repayment of principal of our outstanding debt during the nine months ended September 30, 2006 and to the payment of deferred costs related to the Offering.

Future Capital Requirements

      Our near-term cash requirements are primarily related to funding operations. We cannot assure that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional funding through capital market transactions, although it is possible these sources will not be available to us.

Supplemental Information

In thousands of U.S. dollars                   Nine Months Ended September 30,
----------------------------                   -------------------------------


                                                   2006             2005
                                                   ----             ----

EBITDA (1)
   Attributable to River Business                 15,191           9,936
   Attributable to Offshore Supply Business        9,204            (154)
   Attributable to Ocean Business                 18,103          38,502
   Attributable to Passenger Business              6,824           4,520
                                               --------------   -------------
Total                                            $49,322         $52,804
                                               ==============   =============

----------
(1) EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses, income taxes, depreciation and amortization of drydock expense and financial gain (loss) on extinguishment of debt. We believe that EBITDA is intended to exclude all items that affect results relating to financing activities. The gains and losses associated with extinguishment of debt are a direct financing item that affects our results, and therefore should not be included in EBITDA. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation), and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. We have provided EBITDA in this report because we believe it provides useful information to investors to measure our performance and evaluate our ability to incur and service indebtedness.

The following tables reconcile our EBITDA to our Net Income (loss) for the nine months ended September 30, 2006 and 2005, on a consolidated and a per segment basis:

Reconciliation of Net Income to EBITDA (on a per segment basis)

Nine months ended September 30, 2006
In thousands of U.S. dollars

                                                       River           Offshore Supply       Ocean       Passenger       TOTAL
                                                       -----           ---------------       -----       ---------       -----
   Net income (loss)                                    4,544               2,306             3,583        2,845         13,278
   Financial expense (2)                                4,729               5,804             3,063        1,748         15,344
   Income tax                                              39                (306)              665            0            398
   Depreciation and amortization                        5,879               1,400            10,792        2,231         20,302
                                                      -------             -------          --------     --------       --------
   EBITDA                                              15,191               9,204            18,103        6,824         49,322
                                                      =======             =======          ========     ========       ========


Nine months ended September 30, 2005
In thousands of U.S. dollars
                                                       River           Offshore Supply       Ocean       Passenger       TOTAL
                                                       -----           ---------------       -----       ---------       -----
Net income (loss)                                      (2,876)               (154)           23,257        2,142         22,369
Financial expense (2)                                   7,358                   0             5,208        1,605         14,171
Income tax                                                209                   0                50            0            259
Depreciation and amortization                           5,245                   0             9,987          773         16,005
                                                      -------             -------          --------     --------       --------
EBITDA                                                  9,936                (154)           38,502        4,520         52,804
                                                      =======             =======          ========     ========       ========

Notes:

(2) Financial expense was allocated on a per segment basis in proportion to their fixed assets' net book value as of September 30, 2006 and 2005 in each case.

Cautionary Statement Regarding Forward-Looking Statements

     Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

     The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

     The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

     In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

        TABLE OF CONTENTS TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                                  CONTENTS PAGE

o     Financial statements

-     Condensed Consolidated Balance Sheets as of September
       30, 2006 (unaudited) and December 31, 2005

- Condensed Consolidated Statements of Operations for the nine-month periods ended September 30, 2006 and 2005 (unaudited)

-     Condensed Consolidated Statements of Changes
       Shareholders' Equity for the nine-month periods ended September 30, 2006 and 2005 (unaudited)

- Condensed Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2006 and 2005 (unaudited)

-     Notes to Condensed Consolidated Financial Statements


                                               ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                                                    CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (Stated in thousands of U.S. dollars, except per value and share amounts)



                                                                              September 30,
                                                                                   2006              December 31,
                                                                               (Unaudited)              2005
                                                                            -------------------  --------------------
ASSETS

CURRENT ASSETS

  Cash and cash equivalents                                                    $     18,668        $       7,914
  Restricted cash                                                                     3,771                3,638
  Accounts receivable, net of allowance for
    doubtful accounts of $412 and $324 in 2006 and 2005, respectively                16,465                9,017
  Receivables from related parties                                                    4,302               17,944
  Marine and river operating supplies                                                 4,221                3,547
  Prepaid expenses                                                                    5,678                3,239
  Other receivables                                                                   8,723                4,997
                                                                            -------------------  --------------------
    Total current assets                                                             61,828               50,296
                                                                            -------------------  --------------------
NONCURRENT ASSETS

  Other receivables                                                                   9,006                7,330
  Receivables from related parties                                                    1,710                1,995
  Restricted cash                                                                     1,015                   68
  Vessels and equipment, net                                                        304,322              182,069
  Dry dock                                                                            7,938               12,743
  Investment in affiliates                                                            2,515               15,698
  Intangible assets                                                                   3,945                    -
  Goodwill                                                                            3,800                    -
  Other assets                                                                        8,825                7,548
                                                                            -------------------  --------------------
    Total noncurrent assets                                                         343,076              227,451
                                                                            -------------------  --------------------
    Total assets                                                               $    404,904         $    277,747
                                                                            ===================  ====================

LIABILITIES

CURRENT LIABILITIES

  Accounts payable and accrued expenses                                        $     18,771        $      12,696
  Payable to related parties                                                         59,500                2,008
  Current portion of long-term financial debt                                        17,148                8,322
  Other payables                                                                      1,295                  917
                                                                            -------------------  --------------------
    Total current liabilities                                                        96,714               23,943
                                                                            -------------------  --------------------
NONCURRENT LIABILITIES

  Long-term debt                                                                    180,000              180,000
  Financial debt, net of current portion                                             55,352               22,953
  Other payables                                                                      1,900                    -
                                                                            -------------------  --------------------
    Total noncurrent liabilities                                                    237,252              202,953
                                                                            -------------------  --------------------
    Total liabilities                                                               333,966              226,896
                                                                            -------------------  --------------------

MINORITY INTEREST                                                                     5,715                2,479
                                                                            -------------------  --------------------

MINORITY INTEREST SUBJECT TO PUT RIGHTS                                               4,986                4,898
                                                                            -------------------  --------------------

REDEEMABLE PREFERRED SHARES                                                           3,491                    -
                                                                            -------------------  --------------------

SHAREHOLDERS' EQUITY
  Common stock, $.01 par value: 100,000,000 authorized shares,
     15,500,000 shares issued and outstanding (Notes 9 and 10)                          155                  155
  Additional paid-in capital (Note 10)                                               48,418               48,418
  Accumulated earnings (deficit)                                                      7,983               (5,295)
  Accumulated other comprehensive income                                                190                  196
                                                                            -------------------  --------------------
  Total shareholders' equity                                                         56,746               43,474
                                                                            -------------------  --------------------
  Total liabilities, minority interests, redeemable preferred
     shares and shareholders' equity                                              $ 404,904            $ 277,747
                                                                            ===================  ====================

                                               The accompanying notes are an integral part of
                                         these unaudited condensed consolidated financial statements



                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

     (Stated in thousands of U.S. dollars, except share and per share data)


                                                                Nine-month periods
                                                                 ended September 30,
                                                            --------------------------
                                                                  2006          2005
                                                              -------------------------
REVENUES

   Revenues from third parties                                 $ 125,085        $ 99,305
   Revenues from related parties                                   2,625           1,850
                                                               ---------        --------
   Total revenues                                                127,710         101,155
                                                               ---------        --------

OPERATING EXPENSES

   Voyage expenses                                               (32,728)        (25,092)
   Running costs                                                 (37,475)        (28,588)
   Amortization of dry docking                                    (5,993)         (5,244)
   Depreciation of vessels and equipment                         (13,916)        (10,761)
   Management fees to related parties                               (511)         (1,503)
   Amortization of intangible assets                                (393)              -
   Administrative and commercial expenses                         (8,357)         (5,340)
   Other operating income                                            630          21,867
                                                               ---------        --------
                                                                 (98,743)        (54,661)
                                                               ---------        --------
  Operating profit                                                28,967          46,494
                                                               ---------        --------

OTHER INCOME (EXPENSES)

   Financial expense                                             (15,344)        (14,171)
   Financial income                                                  276             514
   Investment in affiliates                                          674            (462)
   Other, net                                                        113              47
                                                               ---------        --------
   Total other expenses                                          (14,281)        (14,072)
                                                               ---------        --------
  Income before income taxes and minority interest                14,686          32,422

   Income taxes                                                     (398)           (259)
   Minority interest                                              (1,010)         (9,794)
                                                               ---------        --------
  Net income                                                    $ 13,278       $  22,369
                                                               ---------        --------

   Basic net income per share (Note 2.d)                        $   0.86        $   1.44
   Diluted net income per share (Note 2.d)                      $   0.85        $   1.43

   Basic weighted average number of shares (Note 2.d)         15,500,000      15,500,000
   Diluted weighted average number of shares (Note2.d)        15,646,384      15,646,384

                       The accompanying notes are an integral part of
                these unaudited condensed consolidated financial statements



                                            ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES


                                    CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                                 (UNAUDITED)

                                                    (Stated in thousands of U.S. dollars)


                                                 Common         Additional                        Accumulated
                                                 stock           paid-in         Accumulated        other
                                                (Notes 9         capital         earnings        comprehensive
                 Balance                         and 10)         (Note 10)       (deficit)         income          Total
                 -------                         -------         ---------       ---------         ------          -----
December 31, 2004                               $    155        $   48,418     $  (19,863)       $     200       $    28,910

Comprehensive income:
-     Net income                                       -                 -         22,369                -            22,369
-     Release of accumulated other
      comprehensive income to net income               -                 -              -               (1)               (1)
                                                                                                ----------       -----------
Total comprehensive income                                                                                            22,368
                                               ---------        ----------     ----------       ----------       -----------
September 30, 2005                              $    155        $   48,418     $    2,506        $     199       $    51,278
                                               ---------        ----------     ----------       ----------       -----------

December 31, 2005                               $    155        $   48,418     $   (5,295)       $     196       $    43,474

Comprehensive income:
-     Net income                                  -                 -         13,278             -               13,278
-     Release of accumulated other
      comprehensive income to net income                                                                (6)               (6)
                                                                                                ----------       -----------
Total comprehensive income                                                                                            13,272
                                               ---------        ----------     ----------       ----------       -----------
September 30, 2006                              $    155        $   48,418     $    7,983        $     190       $    56,746
                                               ---------        ----------     ----------       ----------       -----------


                       The accompanying notes are an integral part of
                these unaudited condensed consolidated financial statements



                                     CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                 (Stated in thousands of U.S. dollars)

                                                                                         Nine-month periods ended September 30,
                                                                                         ---------------------------------------
                                                                                                2006                2005
                                                                                         ---------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net income                                                                            $        13,278         $       22,369

   Adjustments to reconcile net income to net cash provided by operating activities:

      Depreciation of vessels and equipment                                                       13,916                 10,761
      Amortization of dry docking                                                                  5,993                  5,244
      Expenditure for dry docking                                                                (1,188)                (3,420)
      Note issuance expenses amortization                                                            811                    663
      Minority interest in equity of subsidiaries                                                  1,010                  9,794
      Amortization of intangible assets                                                              393                      -
      (Gain) on disposal of assets                                                                  (630)               (21,867)
      Net (gain) loss from investment in affiliates                                                 (674)                   462
      Allowance for doubtful accounts                                                                417                     78

   Changes in assets and liabilities net of effects from purchase of UP Offshore
      (Bahamas) and Ravenscroft companies:
        (Increase) decrease in assets:
            Accounts receivable                                                                   (7,240)                (4,106)
            Receivable from related parties                                                         (626)                  (784)
            Marine and river operating supplies                                                     (674)                (1,175)
            Prepaid expenses                                                                      (1,648)                (1,275)
            Other receivables                                                                     (3,005)                  2,821
            Other                                                                                   (264)                    (3)
        Increase (decrease) in liabilities:
            Accounts payable and accrued expenses                                                  3,184                  2,276
            Payable to related parties                                                              (770)                  (750)
            Other                                                                                  3,937                  3,904
                                                                                         ---------------------------------------
            Net cash provided by operating activities                                             26,220                 24,992
                                                                                         ---------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of vessels and equipment                                                             (21,293)               (42,516)
   Proceeds from disposals of assets                                                               2,630                 37,880
   Decrease in loans to related parties                                                           11,391                (9,722)
   Other                                                                                             139                      5
                                                                                         ---------------------------------------
            Net cash (used in) investing activities                                               (7,133)               (14,353)
                                                                                         ---------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

   (Increase) decrease in restricted cash                                                           (391)                 23,657
   Payments of long-term financial debt                                                           (6,184)               (15,641)
   Proceeds from long-term financial debt                                                              -                  7,500
   Payments of deferred costs related to the initial public offering                             (1,586)                      -
   Redemption of minority interest                                                                     -               (13,400)
   Other                                                                                            (172)                  (179)
                                                                                         ---------------------------------------
            Net cash (used in) provided by financing activities                                   (8,333)                  1,937
                                                                                         ---------------------------------------
            Net increase in cash and cash equivalents                                             10,754                 12,576

            Cash and cash equivalents at the beginning of year                           $         7,914         $       11,602
                                                                                         ---------------------------------------
            Cash and cash equivalents at the end of period                               $        18,668         $       24,178
                                                                                         ---------------------------------------


                                      The accompanying notes are an integral part of
                                   these unaudited condensed consolidated financial statements

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

             (Stated in thousands of U.S. dollars, except per share
                          data and otherwise indicated)

   (Information pertaining to the nine-month periods ended September 30, 2006 and 2005 is unaudited)


1.   CORPORATE ORGANIZATION

     Ultrapetrol (Bahamas) Limited ("Ultrapetrol Bahamas", "Ultrapetrol" the "Company", "us" or "we") is a company organized and registered as a Bahamas Corporation since December 1997.

     The Company is a diversified ocean and river transportation company involved in the carriage of dry and liquid cargoes as well as passengers. In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and dry cargo. In our Passenger Business, we are an owner of cruise vessels that transport passengers primarily cruising the Mediterranean and Black Sea. In our River Business we are an owner and operator of river barges and push boats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In addition, in our Offshore Supply Business we are an owner and operator of Platform Supply Vessels
     (PSV) that provide critical logistical and transportation services for offshore petroleum exploration and production companies, primarily in the North Sea and the coastal waters of Brazil.

2.   SIGNIFICANT ACCOUNTING POLICIES

     a)   Basis of presentation and principles of consolidation

          The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information. The consolidated balance sheet at December 31, 2005, has been derived from the audited financial statement at that date. The unaudited condensed consolidated financial statements do not include all of the information and footnotes required by US GAAP for complete financial statements. All adjustments which, in the opinion of the management of the Company, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal, recurring nature and have been reflected in the unaudited condensed consolidated financial statements. When a cost that is expensed for annual reporting purposes clearly benefits two or more interim periods, each interim period is charged for an appropriate portion of the annual cost by the use of deferrals. The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period.

          The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned. Significant intercompany accounts and transactions have been eliminated in this consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

     b)   Identifiable intangible assets

          As a result of the Ravenscroft acquisition (see Note 3), the Company recorded identifiable intangible assets including a safety management system, software and customer existent contracts, among others, which are being amortized over useful lives ranging from three to eight years.

     c)   Goodwill

          Goodwill is accounted for under the provisions of Statement of Financial Accounting Standards No.142, Goodwill and Other Intangible Assets ("SFAS 142"). Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of net identified tangible and intangible assets acquired. In accordance with SFAS 142, the Company will perform an annual impairment test of goodwill and further periodic tests to the extent indicators of impairment develop between annual impairment tests. The Company's impairment review process compares the fair value of the reporting unit to its carrying value, including the goodwill related to the reporting unit. To determine the fair value of the reporting unit, the Company uses a discounted future cash flow approach that uses estimates for revenue, estimated costs and appropriate discount rates, among others. These various estimates will be reviewed each time the Company tests goodwill for impairment and many are developed as part of the Company's routine business planning and forecasting process. The Company believes its estimates and assumptions are reasonable; however, variations from those estimates could produce materially different results.

     d)   Net income per share:

          All share and per share data herein have been adjusted to give effect to the stock split and the distribution of the shares held in treasury described in note 10. Accordingly, 15,500,000 common shares have been considered as being outstanding for all of the periods presented for purposes of determination of net income per share.

          Per share data is based upon the average number of common shares of Ultrapetrol par value $.01 per share, outstanding during the relevant period. Basic net income per share is calculated using only the weighted average number of issued and outstanding shares of common stock. Diluted net income per share, as calculated under the treasury stock method, reflects the potential dilution that would occur if securities or other contracts to issuance common stock result in the issuance of such stock.

          The following table sets forth the computation of basic and diluted net income per share:

                                                        2006          2005
                                                   -----------------------------
      Numerator:

      Net income                                     $   13,278    $   22,369
                                                   =============================

      Denominator:

      Basic weighted average number of shares        15,500,000    15,500,000
      Effect of diluted shares - Warrants issued        146,384       146,384
                                                   -----------------------------
      Diluted weighted average number of shares      15,646,384    15,646,384
                                                   =============================
      Basic net income per share                     $     0.86    $     1.44
                                                   =============================
      Diluted net income per share                   $     0.85    $     1.43
                                                   =============================

     e)   New accounting pronouncements:

          In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS109, Accounting for Income Taxes (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect that the adoption of FIN 48 will have a significant impact on the Company's financial position and results of operations.

3.   BUSINESS ACQUISITIONS

     a)   Acquisition of 100% of Ravenscroft

          On March 20, 2006, we purchased, for $11,500 all of the issued and outstanding capital stock of Ravenscroft Shipping (Bahamas) S.A. (Ravenscroft) from two of our related companies Crosstrade Maritime Inc. and Crosstrees Maritime Inc. Ravenscroft and its affiliated entities manage the vessels in our Ocean Business, Offshore Supply Business and Passenger Business.

          The results of the Ravenscroft acquisition are consolidated in the unaudited condensed consolidated financial statements since the date of acquisition.

          The Company expects with this acquisition to open new business opportunities and to eliminate the management fees paid to related parties, while bringing the costs of ship management in-house.

          The purchase price of this acquisition was paid in the form of a non-interest bearing promissory note payable upon the earlier of (i) the successful completion of our initial public offering or (ii) October 31, 2006. On October 18, 2006 the promissory notes have been repaid with the proceeds of our initial public offering described in note 15.

          The following table summarizes the estimated fair values of the assets acquired and liabilities assumed and allocation of purchase price at the date of acquisition. This purchase price allocation is preliminary and is subject to refinement.

          Current assets                                     $     1,459
          Buildings and equipment                                  4,644
          Identifiable intangible assets                           4,338
          Goodwill                                                 3,800
                                                           ----------------
            Total assets acquired                                 14,241
                                                           ----------------

          Current liabilities                                      1,582
          Noncurrent liabilities                                   1,159
                                                           ----------------
            Total liabilities assumed                              2,741
                                                           ----------------
            Total purchase price                             $    11,500
                                                           ================

          Due  to  immateriality,   the  Company  has  not  prepared  pro  forma
          information respective to this business combination.

     b)   Acquisition of an additional 66.67% of UP Offshore (Bahamas) Ltd.

          On March 21, 2006, we purchased for $48,000, an additional 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd., from LAIF XI Ltd. (LAIF), an affiliate of Solimar Holdings Ltd, one of our shareholders. Following the acquisition of the shares of UP Offshore (Bahamas) Ltd. from LAIF, we hold 94.45% of the issued and outstanding shares of UP Offshore (Bahamas) Ltd.

          The results of UP Offshore (Bahamas) Ltd. acquisition are included in the unaudited condensed consolidated financial statements since the date of acquisition.

          The purchase price was paid in the form of a non-interest bearing promissory note payable upon the earlier of (i) the successful completion of our initial public offering or (ii) October 31, 2006. On October 18, 2006 the promissory note has been repaid with the proceeds of our initial public offering described in note 15.

          The following table summarizes the estimated fair values of the assets acquired and liabilities assumed and allocation of purchase price at the date of acquisition. This purchase price allocation is preliminary and is subject to refinement.

          Current assets                                     $     1,547
          Vessels and equipment                                   79,227
          Other noncurrent assets                                  1,517
                                                           ----------------
          Total assets acquired                                   82,291
                                                           ----------------

          Current liabilities                                      6,070
          Noncurrent liabilities                                  25,955
                                                           ----------------
          Total liabilities assumed                               32,025
                                                           ----------------
          Redeemable preferred shares issued                       2,266
                                                           ----------------
          Total purchase price                               $    48,000
                                                           ================

          If the transaction had been consummated on January 1, 2005, the Company's pro forma revenues and net income for the nine-month periods ended September 30, 2006 and 2005, would have been as shown below. However, such pro forma information is not necessarily indicative of what actually would have occurred had the transaction occurred on such date.

                                                   For the nine-month periods
                                                      ended September 30,
                                                 -----------------------------
                                                      2006           2005
                                                 -----------------------------

          Revenues                                $  128,037     $  101,155
          Net income                              $   14,080     $   21,735
          Basic net income per share              $     0.91     $     1.40
          Diluted net income per share            $     0.90     $     1.39

     c)   UP River (Holdings) Ltd.

          In June 2003, the Company sold to  International  Finance  Corporation
          (IFC) a 7.14% interest in UP River (Holdings) Ltd., which holds the 50% in UABL, our subsidiary in the River Business.

          Also the Company agreed to pay to IFC 7.14% of the amount of the respective Charter Party Payments pursuant to the Charter Party Agreements between Ultrapetrol and UABL.

          In full consideration for (a) the sale of the shares, and (b) the right to receive a portion of the Charter Party Payments IFC paid to the Company $5,000.

          On May 3, 2006 we signed an agreement with the IFC, to purchase from the IFC the 7.14% of UP River (Holdings) Ltd., which we do not own, for the price of $6,100, plus accrued interest from May 15, 2006 to the date of the closing of our initial public offering. On October 18, 2006 the Company closed the transaction and paid the purchase price with the proceeds of its initial public offering described in note 15.

          At September 30, 2006 and December 31, 2005, the Company presents $4,986 and $4,898, respectively, as a "Minority interest subject to put rights", which represents the initial proceeds received by the IFC plus accrued interest less Charter Party Payments made to the IFC.

     d)   Ultracape Delaware LLC

          On September 22, 2006, Ultracape (a 60% subsidiary) exercised its option to sell 100% of its interest in Ultracape Delaware LLC to MexPlus Puertos S.A. de C.V., a related party of our shareholder
          Solimar Holdings Ltd., for a total price of $2,628. Ultrapetrol recorded a gain of $628 from this disposition in "Other operating income".

     e)   Other

          In March 2006 we hired the administrative personnel and purchased the administrative related assets of Oceanmarine for $321 (See Note 8 - Management fee).

          On September 8, 2006 we entered into a Memorandum of Agreement with the Argos Group to form a joint venture to establish a river transportation company on the Magdalena River in Colombia.

4.   VESSELS AND EQUIPMENT, NET

     The capitalized cost of the vessels and equipment, and the related accumulated depreciation at September 30, 2006 and December 31, 2005 is as follows:

                                                 September 30,    December 31,
                                                    2006             2005
                                                --------------  ------------

     Ocean-going vessels                         $  128,954     $  126,776
     River barges and pushboats                     120,188        116,054
     PSVs                                            88,677              -
     Construction of PSVs in progress                27,937              -
     Passenger vessels                               37,995         28,105
     Furniture and equipment                          7,662          6,173
     Building, land and operating base                8,389          6,525
                                                --------------  ------------
     Total original book value                      419,802        283,633
     Accumulated depreciation                      (115,480)      (101,564)
                                                --------------  ------------
     Net book value                              $  304,322     $  182,069
                                                ==============  ============

     At September 30, 2006, the net book value of the assets pledged as a guarantee of the debt was approximately $235,000.

     -    PSVs Construction

          In June 2003, UP Offshore Apoio Maritimo Ltda. (our wholly owned subsidiary in the Offshore Supply Business) signed shipbuilding contracts for construction of four PSVs with EISA Estaleiro Ilha S/A
          (EISA), a Brazilian corporation. During November 2005 UP Offshore Apoio Maritimo Ltda. and EISA amended some conditions of the shipbuilding contracts, including the purchase price and the delivery dates.

          The four PSVs are to be built by EISA at a combined cost of $69,750. In February 2006, the first of the four PSVs, named UP Agua Marinha was delivered. In August 2006, the second of the four PSVs, named UP Topazio was delivered and placed into service in September 2006. The total remaining commitment at September 30, 2006 for the two PSVs cost is approximately $20,000, which includes the minimum contractual obligation with the shipyard and the remaining necessary expenditure to commission the two PSVs in service.

5.   LONG-TERM DEBT AND OTHER FINANCIAL DEBT

          Balances of long-term debt an other financial debt at September 30, 2006 and December 31, 2005 are as follows:

                              Financial institution /                     Nominal value       Accrued
                                       Other             Due-year    Current   Noncurrent     interest      Total      Average rate
                            --------------------------------------------------------------------------------------------------------
Ultrapetrol (Bahamas) Ltd   Private Investors (Notes)     2014       $      -  $  180,000    $  5,670    $ 185,670       9.000%
UP Offshore Panama          DVB  Tranche A             Through 2015     1,800      21,950          14       23,764   Libor + 1.875%
UP Offshore Panama          DVB  Tranche B             Through 2008     1,333       1,000           2        2,335   Libor + 2.250%
UP Offshore Apoio           DVB  Tranche A             Through 2016       900      11,575          42       12,517   Libor + 2.250%
UP Offshore Apoio           DVB  Tranche B             Through 2009       667         944           6        1,617   Libor + 2.875%
UABL Barges                 IFC Tranche A              Through 2011     2,143       9,643         324       12,110   Libor + 3.750%
UABL Barges                 IFC Tranche B              Through 2009     1,000       2,500          94        3,594   Libor + 3.500%
UABL Barges                 KFW                        Through 2009     2,000       5,000         187        7,187   Libor + 3.500%
UABL Paraguay               IFC                        Through 2009       750       1,875          92        2,717   Libor + 5.000%
UABL Paraguay               Citibank NA                Through 2010       124         865           -          989   Libor + 2.750%
                                                                    -----------------------------------------------
     September 30, 2006                                              $ 10,717  $  235,352    $   6,431   $ 252,500
                                                                    ===============================================
     December 31, 2005                                               $  6,599  $  202,953    $   1,723   $ 211,275
                                                                    ===============================================


a)   Loan with the DVB Bank America NV (DVB NV) of up to $30,000:

     On April 27, 2005 UP Offshore (Panama) S.A. (a wholly owned subsidiary of UP Offshore) as Holding Company entered into a $30,000 loan agreement with DVB NV for the purpose of providing post delivery financing of two PSVs named UP Esmeralda and UP Safira, which were delivered in May and June 2005, and repaying existing financing and shareholder loans.

     This loan is divided into two tranches:

     - Tranche A, amounting to $26,000, shall be repaid by (i) 40 consecutive quarterly installments of $450 each beginning in September 2005 and
          (ii) a balloon repayment of $8,000 together with the 40 installment and accrues interest at LIBOR rate plus 1.625% per annum if the Holding Company Guaranty has been issued or 1.875% per annum if the Holding Company Guaranty has not been issued, and

     - Tranche B, amounting to $4,000, shall be repaid by 12 consecutive quarterly installments of $333 each beginning in September 2005 and accrues interest at LIBOR rate plus 2% per annum if the Holding
          Company Guaranty has been issued or 2.25% per annum if the Holding Company Guaranty has not been issued.

     At September 30, 2006, the Holding Company Guaranty has not been issued. The loan is secured by a mortgage on the UP Safira and UP Esmeralda and is jointly and severally irrevocable and unconditionally guaranteed by Packet Maritime Inc. and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default.

     If an event of default occurs and is continuing, DVB NV may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires until June 2008 that the PSVs pledged as security have an aggregate market value of at least 85% of the value of the loan amount and at all times thereafter an aggregate market value of at least 75% of the value of the loan.

     At September 30, 2006, the outstanding principal balance under the loan agreement was $26,083 and the aggregate net book value of the assets pledged was $40,708.

     b)   Loan with DVB Bank AG (DVB AG) of up to $15,000

     On January 17, 2006 UP Offshore Apoio Maritimo Ltda. (a wholly owned subsidiary of UP Offshore) as Borrower, Packet Maritime Inc. and Padow Shipping Inc. as Guarantors and UP Offshore as Holding Company entered into a $15,000 loan agreement with DVB AG for the purposes of providing post delivery financing of one PSV named UP Agua Marinha delivered in February 2006.

     This loan is divided into two tranches:

     - Tranche A, amounting to $13,000, shall be repaid by (i) 120 consecutive monthly installments of $75 each beginning in March 2006 and (ii) a balloon repayment of $4,000 together with the 120 installments which accrue interest at LIBOR rate plus 2.25% per annum for so long as the PSV is registered under Brazilian flag or 1.875% per annum for so long as PSV is registered under an approved flag other than Brazilian flag, and

     - Tranche B, amounting to $2,000, shall be repaid by 35 consecutive installments of $56 each beginning in March 2006 which accrues interest at LIBOR rate plus 2.875% per annum for so long as the PSV is registered under Brazilian flag or 1.875% per annum for so long as PSV is registered under an approved flag other than Brazilian flag.

     The loan is secured by a mortgage on the UP Agua Marinha and is jointly and severally irrevocable and unconditionally guaranteed by Packet Maritime Inc. and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires until February 2009 that the PSV pledged as security has an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.

     At September 30, 2006 the outstanding principal balance under the loan agreement was $14,086 and the aggregate net book value of the assets pledged was $23,084.

     c)   Loans with IFC and KfW entered into by UABL Barges and UABL Paraguay

          On December 17, 2002, UABL Barges, a subsidiary in our River Business,
          entered  into  a  loan  agreement  with  the   International   Finance
          Corporation (IFC) in an aggregate principal amount of $20,000.

          In addition, on February 27, 2003, UABL Barges entered into a loan agreement with Kreditanstalt fur Wiederaufbau (KfW) in an aggregate principal amount of $10,000.

          The combined aggregate outstanding principal balance of the loans was $22,286 at September 30, 2006. On October 20, 2006 the Company fully prepaid the outstanding balance of the loans with the proceeds of its initial public offering described in note 15.

          On March 27, 2003, UABL Paraguay, a subsidiary in our River Business, entered into a loan agreement with the IFC in an aggregate principal amount of $10,000. In 2005, UABL Paraguay received a disbursement for an amount totaled $3,000. At September 30, 2006 the outstanding principal balance of the loan was $2,625 which was fully repaid on October 20, 2006 with the proceeds of our initial public offering described in note 15.

          As a result of the early prepayment of these debts the Company incurred in a loss of approximately $1,400, that will be recorded in the 2006 fourth quarter.

6.   COMMITMENTS AND CONTINGENCIES

     The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company's consolidated financial position or results of operations.

     Paraguayan Customs Dispute

     On September 21, 2005 the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2,200, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay. We believe that this finding is erroneous and UABL has formally replied to the Paraguayan Customs Authority contesting all of the allegations upon which the finding was based.

     After review of the entire case the Paraguayan Central Tax Authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a dissenting view on the third issue. Through a Resolution which was notified to UABL on October 13, 2006 the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, the Company is liable for a total of approximately $539 and has applied a fine of 100% of this amount. Simultaneously with above, the Paraguayan Central Customs Authority issued a resolution confirming the original determination made by the Customs Authority of Ciudad del Este, Paraguay, therefore committing the matter to a resolution by the Court. The Company has entered a plea with the respective court requesting a confirmation of the release of liability in the two issues where such view was upheld by the Paraguayan Central Tax Authorities and contending the interpretation on the third where the Company claims to be equally non-liable.

     We have been advised by UABL's counsel in the case that they believe that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

     Brazilian Customs Dispute

     Ultrapetrol S.A. is involved in a customs dispute with the Brazilian Customs Tax Authorities over the alleged infringement of customs regulations by the Alianza G-3 and Alianza Campana (collectively, the "Alianza Campana") in Brazil during 2004. As a result, the Brazilian Customs Tax Authorities commenced an administrative proceeding and applied the penalty of apprehension against the Alianza Campana which required the Alianza Campana to remain in port or within a maximum of five nautical miles from the Brazilian maritime coast. The maximum customs penalty that could be imposed would be confiscation of the Alianza Campana, which is estimated by the Brazilian Customs Tax Authorities to be valued at $4,560. The Secretary of Brazilian Federal Revenue decided to cancel the penalty of confiscation of the Alianza Campana by means of a decision issued on August 14, 2006. However, the conditioned his decision on the compliance with the following requirements: (1) the classification of the Alianza Campana under the Regime Advaneiro Especial Para a Industria do Petroleo, or REPETRO regime and, if such classification is confirmed; (2) the payment by Ultrapetrol S.A. of a penalty in the amount of one percent (1%) of the customs value of the Alianza Campana $46.

     In order to comply with the above described requirements, our customer Petroleo Brasileiro S.A. ("Petrobras") presented on September 15, 2006, a formal request to obtain from Brazilian Customs Tax Authorities the recognition of the classification of the Alianza Campana under the REPETRO regime. We believe that the Customs Tax Authorities will recognize the classification of the Alianza Campana under the REPETRO regime. If such formal recognition is obtained and we subsequently pay the penalty mentioned above, the confiscation penalty will be automatically canceled and the administrative proceeding will be finalized with no further consequences to us.

7.   INCOME TAXES

     The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

     a)   Bahamas

          The earnings from shipping operations were derived form sources outside the Bahamas and such earnings were not subject to Bahamanian taxes.

     b)   Panama

          The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

     c)   Paraguay

          Two of our Ocean Business subsidiaries, Parfina S.A. and Oceanpar S.A. and four or our River Business subsidiaries, UABL Paraguay, Parabal S.A., Yataity and Riverpar are subject to Paraguayan corporate income taxes.

     d)   Argentina

          Ultrapetrol S.A., one of our Ocean Business subsidiaries and three of our River Business subsidiaries, UABL S.A., Argenpar S.A. and Sernova S.A., are subject to Argentine corporate income taxes.

          In Argentina, the tax on minimum presumed income ("TOMPI"), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate. The Company's tax obligation in any given year will be the higher of these two tax amounts. However, if in any given tax year tax on minimum presumed income exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

     e)   Brazil

          Our subsidiaries in the Offshore Supply Business, UP Offshore Apoio Maritimo Ltda. and Agriex Importadora e Exportadora de Generos Alimenticios Ltda. are subject to Brazilian corporate income taxes.

     f)   Chile

          Corporacion de Navegacion Mundial S.A. is subject to Chilean corporate income taxes.

     g)   The United States

          Pursuant to Section 883 of the U.S. tax code and the final regulations thereunder which became effective for calendar year taxpayers commencing January 1, 2005, a foreign corporation which meets the definition of a "Qualified Foreign Corporation", will be exempt from United States of America corporate income tax on its U.S. source shipping income which, as defined, means 50% of the income derived by a corporation from the international operation of a ship or ships and the performance of certain services directly related thereto that is attributable to the transport of cargo to or from U.S. ports.

          A corporation  will be considered a Qualified  Foreign  Corporation if
          (i) its country of incorporation is a "Qualified Foreign Country" which, as defined, is a foreign country that exempts U.S. corporations from income tax on the type(s) of shipping income (bareboat, time or voyage income) for which exemption is being claimed (the "Incorporation Test"), (ii) it meets the "Ultimate Owner Test", and
          (iii) it files a U.S. Federal income tax return (Form 1120F) to claim the Section 883 exemption.

          A foreign corporation meets the Ultimate Owner Test if (a) more than 50% of the value of its stock is ultimately owned for more than half the days of the tax year by "Qualified Shareholders" which, as defined includes an individual who is a tax resident of a Qualified Foreign
          Country, an individual tax resident of a Qualified Foreign Country that is a beneficiary of a pension plan administered in or by such country or another Qualified Foreign Country, the government (or a political subdivision or local authority) of a Qualified Foreign Country and certain not-for-profit organizations organized in a Qualified Foreign Country.

          For the nine-month periods ended September 30, 2006 and 2005 the Company and its subsidiaries have not earned any U.S. source shipping income.

          Ravenscroft is subject to U.S. corporate income taxes.

8.   RELATED PARTY TRANSACTIONS

     At September 30, 2006 and December 31, 2005, the balances of receivable from related parties were as follows:

                                                 September 30,    December 31,
                                                    2006             2005
                                                -------------   -------------
    Current:
    Receivable from related parties
    -   UP   Offshore  Bahamas  Ltd. and its
        subsidiaries (1)                                -          13,726
    -   Maritima Sipsa S.A.                           400              16
    -   Puertos del Sur S.A. and O.T.S.             2,760           1,612
    -   Other                                       1,142           2,590
                                                -------------   -------------
                                                  $ 4,302         $17,944
                                                =============   =============

(1) This loan accrued interest at a nominal interest rate of 9.50% per year. The principal and the interest accrued have been repaid in full in February, 2006.

                                                 September 30,    December 31,
                                                    2006             2005
                                                -------------   -------------

    Noncurrent:
    Receivable from related parties
    -     Puertos del Sur S.A. (1)                $ 1,710           $ 1,995
                                                -------------     -------------
                                                  $ 1,710           $ 1,995
                                                =============     =============

(1)  This  loan  accrues  interest  at a nominal  interest  rate of 3% per year, payable annually. The principal will be repaid in 8 equal annual installments, beginning on June 30, 2006. The current portion is included in current receivables from related parties.

     At September 30, 2006 and December 31, 2005 the balance of payable to related parties were as follows:

                                                 September 30,    December 31,
                                                    2006             2005
                                                -------------   -------------

    Payable to related parties
    -     LAIF XI Ltd. (Note 3.b)                   $  48,000      $     -
    -     Crosstrade Maritime Inc. and
          Crosstrees Maritime Inc. (Note 3.a)          11,500             -
    -     Ravencroft Shipping Inc                           -         2,008
                                                 ------------- -------------
                                                   $   59,500    $    2,008
                                                 ============= =============

     For the nine-month periods ended September 30, 2006 and 2005, the revenues derived from related parties were as follows:


                                                    For the nine-month periods
                                                       ended September 30,
                                                   -----------------------------
                                                        2006          2005
                                                   -----------------------------

    Maritima Sipsa S.A.                             $    2,625     $    1,850
                                                   =============================

     Sale and repurchase of vessel Princess Marina

     In 2003, the Company entered into certain transactions to sell, and repurchase in 2006, to and from Maritima Sipsa S.A., a 49% owned company, the vessel Princess Marina. The combined effect of the sale at $15,100, repurchase at $7,700 and a loan granted to Maritima Sipsa S.A. for $7,400 resulted in no cash flow on a consolidated basis at the time of execution. The loan is repaid to the Company on a quarterly basis over a three-year period ended June 2006. In June 2006, the Company and Maritima Sipsa S.A. entered into an amended agreement to modify the delivery date of the vessel to February 2007 or at a later date if the charter is further extended, at a purchase price not exceeding $7,700. The transaction was recognized in the Company's statements of operations as a lease, reflecting quarterly payments as charter revenues for $ 2,625 and $1,850 for the nine-month periods ended September 30, 2006 and 2005, respectively, while the vessel remains presented in the accompanying balance sheets as an asset.

     Bareboat charter paid to related parties

     Since the second quarter of 2005, through our subsidiary, Corporacion de Navegacion Mundial S.A., the Company entered into a bareboat charter with UP Offshore (Panama) S.A., a wholly owned subsidiary of UP Offshore, for the rental of the two PSVs named UP Safira and UP Esmeralda for a daily lease amount for each one. Since March 21, 2006, the date of UP Offshore additional acquisition, our unaudited condensed consolidated financial statements included the operations of UP Offshore (Panama) S.A., a wholly owned subsidiary of UP Offshore, on a consolidated basis. Therefore, these transactions have been eliminated in the unaudited condensed consolidated financial statements since that date. Prior to the additional acquisition, the equity method was used.

     For the nine-month periods ended September 30, 2006 and 2005 the charters amounted to $2,640 and $1,575, respectively.

     Management fee billed by Ravenscroft

     Since the date of acquisition of Ravenscroft we included the management fee billed by Ravenscroft to Maritima Sipsa S.A., a 49% owned company, for the ship management services for the vessel Princess Marina. The stipulated fee is $12.5 per month. During the nine-month period ended September 30, 2006 the fees amounted $75.


     Management fee paid

     For the nine-month periods ended September 30, 2006 and 2005, management fees were expensed with the following related parties:

                                                         For the nine-month
                                                               periods
                                                         ended September 30,
                                                      --------------------------
                                                          2006         2005
                                                      --------------------------

    Oceanmarine (1)                                     $     150    $     430
    Ravenscroft Shipping Inc. (2)                             361        1,073
                                                      --------------------------
    Total                                               $     511    $   1,503
                                                      ==========================

(1)  The  Company  through  certain  of its  subsidiaries  has  contracted  with
     Oceanmarine, a company under the same control group as Inversiones Los Avellanos S.A., for certain administrative services. This agreement stipulated a fee of $10 per month and per ocean going cargo vessel.

(2) Pursuant to the individual ship management agreement between Ravenscroft Ship Management Ltd., a Bahamas Corporation ("Ravenscroft Bahamas") a company of the same control group as Inversiones Los Avellanos S.A., and the Company's relevant vessel-owning subsidiaries, Ravenscroft Bahamas had agreed to provide certain ship management services for all of the Company's vessels. Ravenscroft Bahamas had subcontracted the provision of these services to Ravenscroft Shipping Inc., a Miami-based related party of the Company. This agreement stipulated a fee of $12.5 per month per ocean going cargo vessel.

     Under these contracts, these related parties were to provide all services necessary for such companies to operate, including but not limited to crewing, insurance, accounting and other required services. Additionally, commissions and agency fees were paid to those related parties.

     In addition, the Company paid Ravenscroft a monthly technical ship management fee of (euro)20 (equivalent to $25.6 at September 30, 2006) per passenger vessel for services including technical management, crewing, provisioning, superintendence and related accounting functions. The Company paid Ravenscroft for each passenger vessel (euro)25 (equivalent to $32 at September 30, 2006) administrative and operational fee per month for all operational functions as well as administering the subcontractors, concessions and credit card/collection system onboard.

We purchased Ravenscroft (see Note 3) and hired the administrative personnel and purchased the administration related assets of Oceanmarine in March 2006 (see
Note 3); accordingly, after those acquisitions, we did not pay fees to these related parties, but directly incurred in-house all costs of ship management and administration.

     Brokerage commissions

     Ravenscroft from time to time acted as a broker in arranging charters for the Company's oceangoing vessels for which Ravenscroft charged brokerage commissions of 1.25% on the freight, hire and demurrage of each such charter. Total commission expenses incurred by the Company under this arrangement amounted to $319 and $718 respectively, for the nine-month periods ended September 30, 2006 and 2005, respectively.

     In addition, during the nine-month period ended September 30, 2005, the Company paid to Ravenscroft $399 for its participation in the sale of one of our vessels.

     Since March 20, 2006,  the date of Ravenscroft  acquisition,  our unaudited condensed consolidated financial statements included the operations of Ravenscroft, on a consolidated basis. Therefore, these transactions have been eliminated in the unaudited condensed consolidated financial statements since that date.

     Administration agreement with UP Offshore (Bahamas) Ltd.

     On June 25, 2003 the Company signed an administration agreement with UP Offshore (Bahamas) Ltd.

     Under this agreement Ultrapetrol agrees to assist UP Offshore by providing management services required by the latter, including providing the services of the Chief Executive Officer and to provide ongoing management and commercial advisory services up to the year 2013.

     The parties agreed that Ultrapetrol professional fees under this agreement shall be the 2% of UP Offshore (Bahamas) Ltd. annual EBITDA as defined in the agreement. For the nine-month period ended September 30, 2006 the professional fee amounted $40. Since March 21, 2006, the date of UP Offshore (Bahamas) Ltd. additional acquisition, our unaudited condensed consolidated financial statements included the operations of UP Offshore (Bahamas) Ltd., on a consolidated basis. Therefore, these transactions have been eliminated in the unaudited condensed consolidated financial statements since that date. Prior to acquisition, the equity method was used. For the nine-month period ended September 30, 2005, no fees were recognized because UP Offshore (Bahamas) Ltd. had no EBITDA.

     Commercial agreement with Comintra

     On June 25, 2003, UP Offshore (Bahamas) Ltd. signed a commercial agreement with Comintra.

     Under this agreement Comintra agrees to assist UP Offshore (Bahamas) Ltd. regarding the commercial activities of UP Offshore (Bahamas) Ltd.'s fleet of six PSVs with the Brazilian offshore oil industry. Comintra's responsibilities, among others, include marketing the PSVs in the Brazilian market and negotiating the time charters or other revenues contracts with prospective charterers of the PSVs.

     The parties agreed that Comintra's professional fees under this agreement shall be 2% of the gross time charters revenues from Brazilian charters collected by UP Offshore (Bahamas) Ltd. on a monthly basis.

     Comintra's services in connection with this agreement began on June 25, 2003, and, unless earlier terminated end on June 25, 2013.

     UP Offshore (Bahamas) Ltd. may terminate this agreement (a) at any time upon 30 days notice if (i) PSVs representing more than 50% of the gross time charter revenues of UP Offshore (Bahamas) Ltd. arising from contracts in Brazil are sold or (ii) Ultrapetrol and LAIF cease owning, jointly or separately, more than 50% of UP Offshore (Bahamas) Ltd.'s outstanding voting stock; (b) Comintra breaches any material term of this agreement;
     (c) in the event of gross negligence or material failure to perform the services by Comintra, or (d) upon mutual agreement.

     In the event of termination under subsections (a) or (d) above, such termination shall not be effective unless and until UP Offshore (Bahamas) Ltd. shall have also paid to Comintra $2,500 (less any fees already paid to Comintra through the termination date). Other than the figures mentioned above no further indemnification will be due by UP Offshore (Bahamas) Ltd. to Comintra.

     During 2005 UP Offshore (Bahamas) Ltd. paid in advance to Comintra fees under this agreement in the amount of $1,500.

     For the nine-month period ended September 30, 2006 the fees amounted to $63. None of such fees has been expensed in the nine-month period ended September 30, 2005 because UP Offshore (Bahamas) Ltd. had no revenues from Brazilian charters.

     Operations in OTS S.A.'s terminal

     UABL Paraguay, a subsidiary of the Company, operates the terminal that pertains to Obras Terminales y servicios S.A. (OTS S.A.), a related party.

     For the nine-month periods ended September 30, 2006 and 2005, UABL Paraguay paid to OTS S.A. $492 and $450, respectively, for this operation.

9.   SHARE CAPITAL

     On June 28, 2001, the Company issued 138,443 new shares for $5,295 which were totally subscribed by Inversiones Los Avellanos SA, one of the Company's original shareholders and was paid $3,297 in 2001, $1,104 in 2002 and the balance was payable in July 2006. The Company had an option to repurchase 25,212 of its shares for a total price of $894 from Inversiones Los Avellanos S.A. until July 2006. On March 20, 2006, we exercised our option to repurchase from Inversiones Los Avellanos S.A., 25,212 shares of our common stock for a total price of $894 and the $894 note issued in connection with the option was cancelled. The shares were also cancelled.

     On July 20, 2006, the Company adopted a resolution authorizing the amendment and restatement of its Memorandum and Articles of Association which provides among other things for the authorized capital stock of the Company to increase to 100,000,000 shares of common stock, par value $.01 per share.

     On September 21, 2006, Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. and Solimar Holdings Ltd. (collectively the "Original Shareholders") signed a second amended and restated shareholders agreement. Pursuant to this agreement, the Original Shareholders agree, among other things, that, under certain conditions, neither vote their shares of common stock in favor of any resolution unless each shall agree. Therefore resulting neither Original Shareholders having control of the Company.

     Also, the shares held directly by our Original Shareholders expressly entitle to seven votes per share and all other holders of our common stock entitle to one vote per share. The special voting rights of the Original Shareholders are not transferable.

     As of the date of the issuance of these unaudited condensed consolidated financial statements and after the closing of our initial public offering:
     (i) the issued and outstanding shares are 28,000,000 par value $.01 per share, and (ii) Solimar Holdings Ltd., Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. (a wholly owned subsidiary of Inversiones Los Avellanos S.A.) hold 35.07%, 17.47% and 2.81%, respectively of our common stock, and hold 56.81%, 28.30% and 4.56%, respectively of the voting power of our shares.

10.  STOCK SPLIT AND TREASURY STOCK

     Stock split

     For purpose of effecting a reduction in the unit price of the common shares in order to improve their marketability, the shareholders of the Company declared a stock split to shareholders of record as of September 25, 2006 whereby 7.34862 common shares were issued for each common share held at that date.

     A capitalization of $134 from "Additional paid-in capital" to the "Common stock" account has been reflected retroactively for all of the periods presented.

     Therefore, the Company distributed 13,390,760 additional common shares on a proportionate basis. After this stock split, the issued and outstanding shares have been increased from 2,109,240 to 15,500,000.

     Treasury stock

     On October 12, 2000 the Company through a wholly owned subsidiary, Avemar Holdings (Bahamas) Limited ("Avemar"), purchased 537,144 shares (3,947,266 shares after the stock split of 7.34862 per share) of the Company. Therefore, the Company recorded $20,332 in the "Treasury stock" account in the shareholders' equity, $20,000 of which relates to the amount paid to Societe Internationale D'Invertissement S.A. (Bahamas) ("SII") and $332 relates to direct cost of acquisition.

     On March 20, 2006 and September 21, 2006 two of our shareholders, Inversiones Los Avellanos S.A. and Avemar (our wholly owned subsidiary), cancelled their agreement pursuant to which Avemar had previously granted Inversiones Los Avellanos S.A. an irrevocable proxy to vote our shares owned by Avemar and agreed to transfer the shares owned by Avemar to the remaining shareholders of the Company, in proportion to their existing ownership in the Company before our initial public offering of shares.

     On October 16, 2006 the 3,947,266 shares held in treasury were transferred in proportion to their existing ownership, to Solimar Holdings Ltd., Inversiones Los Avellanos S.A. and Hazels Investment Inc. in the amount of 2,500,809 shares, 1,245,927 shares and 200,530 shares, respectively.

     This transaction partakes of the nature of a stock split, therefore a reclassification of $20,332 from "Treasury stock" to "Additional paid-in capital" account has been reflected retroactively for all of the periods presented.

11.  PREFERRED SHARES OF UP OFFSHORE (BAHAMAS) LTD.

     In January 2004, UP Offshore (Bahamas) Ltd. issued 3,000,000 of its Series A 6% non-voting redeemable preferred shares for a subscription price of $3,000.

     The preferred shares shall accrue cumulative preferred dividends (whether or not declared, whether or not UP Offshore (Bahamas) Ltd. has earnings or profits, and whether or not there are funds legally available for the payment of such dividends) at the annual rate of 6% of the purchase price of such shares.

     UP Offshore (Bahamas) Ltd. may, at any time, redeem all, but not less than all, of the Series A preferred shares. If UP Offshore (Bahamas) Ltd. exercises this right prior to December 15, 2010, the redemption price shall be an amount equal to the amount necessary to cause the holder to realize an internal rate of return between 14% and 18% per annum on the subscription amount of such shares.

     At September 30, 2006, the Series A preferred shares were disclosed under the caption "Redeemable preferred shares" in the balance sheet for an amount of $3,491.

     On October 20, 2006 UP Offshore (Bahamas) Ltd. redeemed at its option all of the outstanding Series A preferred shares for an amount of $ 4,303 with the proceeds of our initial public offering described in note 15.

     The Company incurred in a loss of approximately $950, that will be recorded in the 2006 fourth quarter.

12.  BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

     The Company organizes its business and evaluates performance by its operating segments, Ocean, River, Offshore Supply and starting in 2005 the new Passenger Business. The accounting policies of the reportable segments are the same as those for the condensed consolidated financial statements. The Company does not have significant intersegment transactions. These segments and their respective operations are as follows:

     Ocean Business: In our Ocean Business, we own and operate five oceangoing vessels and semi-integrated oceangoing tug barge units under the trade name Ultrapetrol. Our Suezmax and Aframax vessels transport dry and liquid bulk goods on major trade routes around the globe. Major products carried include liquid cargo such as petroleum and petroleum derivatives, as well as dry cargo such as iron ore, coal and other bulk cargoes.

     River Business: In our River Business, we own and operate several dry and tanker barges, and push boats. In addition, we use one barge from our ocean fleet, the Alianza G2, as a transfer station. The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.

     We operate our push boats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.

     Offshore Supply Business: We operate our Offshore Supply Business, using PSVs of UP Offshore (Bahamas), two are employed in the spot market in the North Sea and two in the Brazilian market. PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

     Passenger Business: We own two vessels purchased in 2005. Operations were concentrated in the Mediterranean and Black Sea.

     Ultrapetrol's vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. In addition, the Company does not manage its operating profit on a geographic basis.

                                                    For the nine-month periods
                                                       ended September 30,
                                                    ---------------------------
                                                        2006          2005
                                                    ------------- -------------
    Revenues (1)

    -     South America                             $   62,260    $   45,457
    -     Europe                                        59,740        44,345
    -     Asia                                           4,413         9,976
    -     Other                                          1,297         1,377
                                                    ------------- -------------
                                                    $   127,710   $   101,155
                                                    ============= =============

     (1)  Classified by country of domicile of charterers.

     The following schedule presents segment information about the Company's operations for the nine-month period ended September 30, 2006:


                                                                                               Offshore
                                                  Ocean         River          Passenger        Supply
                                                 Business      Business         Business       Business           Total
                                              -------------------------------------------------------------------------------
Revenues                                      $   30,365     $   59,324      $  20,152         $   17,869        $  127,710
Running and voyage expenses                       10,682         39,741         12,799              6,981            70,203
Depreciation and amortization                     10,399          5,879          2,231              1,400            19,909
Other operating income                               630              -              -                  -               630
Segment operating profit                           5,513         10,110          4,936              8,408            28,967
Segment assets                                   115,443        127,906         36,724            124,831           404,904
Investments in affiliates                            361          2,154              -                  -             2,515
Income (Loss) from investment in affiliates          396            (51)             -                329               674
Additions to long-lived assets                $      971     $    6,030      $   9,891         $    4,401        $   21,293


The  following  schedule  presents  segment   information  about  the  Company's
operations for the nine-month period ended September 30, 2005:


                                                                                               Offshore
                                                  Ocean         River          Passenger        Supply
                                                 Business      Business         Business       Business           Total
                                              -------------------------------------------------------------------------------
Revenues                                       $  41,606       $  44,083      $   12,772       $   2,694        $  101,155
Running and voyage expenses                       10,487          33,070           7,561           2,562            53,680
Depreciation and amortization                      9,986           5,246             773               -            16,005
Other operating income                            21,867               -               -               -            21,867
Segment operating profit                          39,272           3,181           4,041               -            46,494
Loss from investment in affiliates                  (200)            (54)              -            (208)             (462)
Additions to long-lived assets                 $  10,430       $  11,282      $   20,804       $       -        $   42,516


13.  STOCK COMPENSATION

     We have adopted an equity incentive plan, or the Plan, dated July 20, 2006 which entitles our officers, key employees and directors to receive restricted stock units, stock appreciation rights and options to acquire common stock. Under the Plan, a total of 1,400,000 shares of common stock have been reserved for issuance. The Plan is administered by our board of directors. Under the terms of the Plan, our Board of Directors is able to grant new options exercisable at a price per share to be determined by our board of directors. Under the terms of the Plan, no options would be able to be exercised until at least one year after the closing of our initial public offering (October 18, 2006). Any shares received on exercise of the options would not be able to be sold until one year after the date of the stock option grant. All options will expire ten years from the date of grant. The Plan expires ten years from the closing of our initial public offering (October 18, 2006).

     In addition, on July 20, 2006 we entered into separate consulting agreements that become effective upon completion of our initial public offering (October 18, 2006) with companies controlled by our chief executive officer, executive vice president, chief financial officer and chief accountant for work they perform for us in various different jurisdictions. These consulting agreements obligate us to grant to these companies an aggregate of 310,000 shares of restricted stock and 348,750 shares issuable upon the exercise of options, with an exercise price equal to the initial public offering price, granted upon the closing of our initial public offering price pursuant to our equity incentive plan.

     The restricted shares vest annually over a three year period.

     No other options have been granted yet by our Board of Directors.

14.  SUPPLEMENTAL GUARANTOR INFORMATION

     On November 24, 2004, the Company issued $180 million 9% First Preferred Ship Mortagage Notes due 2014.

     The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several senior basis by the majority of the Company's subsidiaries directly involved in our ocean business.

     The  Indenture  provides  that  the  2014  Senior  Notes  and  each  of the guarantees granted by Subsidiaries, other than the Mortgage, are governed by, and construed in accordance with, the laws of the state of New York. Each of the mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar procedures. All of the Subsidiary Guarantors are outside of the United States.

     Supplemental condensed combining financial information for the Guarantor Subsidiaries for the 2014 Senior Notes is presented below. This information is prepared in accordance with the Company's accounting policies. This supplemental financial disclosure should be read in conjunction with the condensed consolidated financial statements.


                                      SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET

                                             AS OF SEPTEMBER 30, 2006 (UNAUDITED)

                                            (stated in thousands of U.S. dollars)


                                                                 Combined          Combined                               Total
                                                                subsidiary      subsidiary non       Consolidating     consolidated
                                                     Parent     guarantors       guarantors          adjustments          amounts
                                                -----------------------------------------------------------------------------------
Current assets
Receivables from related parties                 $  143,799     $     3,270       $    8,777       $    (151,544)     $     4,302
Other current assets                                  8,120          14,734           34,672              -                57,526
                                                -----------------------------------------------------------------------------------
Total current assets                                151,919          18,004           43,449            (151,544)          61,828
                                                -----------------------------------------------------------------------------------

Noncurrent assets
Property and equipment, net                               -         131,818          174,386              (1,882)         304,322
Investment in affiliates                            144,756           -                2,515            (144,756)           2,515
Other noncurrent assets                               7,249          11,188           17,802              -                36,239
                                                -----------------------------------------------------------------------------------
Total noncurrent assets                             152,005         143,006          194,703            (146,638)         343,076
                                                -----------------------------------------------------------------------------------
Total assets                                     $  303,924     $  161,010        $  238,152        $  (298,182)      $  404,904
                                                -----------------------------------------------------------------------------------

Current liabilities
Payables to related parties                      $   60,597     $   120,351       $   30,096       $    (151,544)     $    59,500
Other financial debt                                  5,670               -           11,478                   -           17,148
Other current liabilities                               911           6,230           12,925                   -           20,066
                                                -----------------------------------------------------------------------------------
Total current liabilities                            67,178         126,581           54,499            (151,544)          96,714
                                                -----------------------------------------------------------------------------------

Noncurrent liabilities
Long-term debt                                      180,000               -                -                   -          180,000
Other financial debt, net of current portion              -               -           55,352                   -           55,352
Other noncurrent liabilities                              -               -            1,900                   -            1,900
                                                -----------------------------------------------------------------------------------
Total noncurrent liabilities                        180,000               -           57,252                   -          237,252
                                                -----------------------------------------------------------------------------------
Total liabilities                                   247,178         126,581          111,751            (151,544)         333,966

Minority interests                                        -               -                -               5,715            5,715

Minority interests subject to put right                   -               -                -               4,986            4,986

Redeemable preferred shares                               -               -            3,491                   -            3,491

Shareholders' equity                             $   56,746     $   34,429        $  122,910       $    (157,339)     $    56,746
                                                -----------------------------------------------------------------------------------

 Total liabilities, minority interests and
   shareholders' equity                          $  303,924     $  161,010        $  238,152       $    (298,182)     $   404,904
                                                -----------------------------------------------------------------------------------



                                                                 Combined          Combined                               Total
                                                                subsidiary      subsidiary non       Consolidating     consolidated
                                                     Parent     guarantors       guarantors          adjustments          amounts
                                                -----------------------------------------------------------------------------------
Current assets
Receivables from related parties                 $  150,558     $     4,147       $     5,580      $    (142,341)     $    17,944
Other current assets                                  3,207          11,200            17,945                  -           32,352
                                                -----------------------------------------------------------------------------------
Total current assets                                153,765          15,347            23,525           (142,341)          50,296
                                                -----------------------------------------------------------------------------------

Noncurrent assets
Property and equipment, net                               -         128,589            54,696             (1,216)         182,069
Investment in affiliates                             68,150               -            15,698            (68,150)          15,698
Other noncurrent assets                               6,260           14,128            9,296                  -           29,684
                                                -----------------------------------------------------------------------------------
Total noncurrent assets                              74,410          142,717           79,690            (69,366)         227,451
                                                -----------------------------------------------------------------------------------
Total assets                                     $  228,175     $   158,064       $   103,215      $    (211,707)     $   277,747
                                                -----------------------------------------------------------------------------------


Current liabilities
Payables to related parties                      $    3,056     $   119,972       $    21,321      $    (142,341)     $     2,008
Other financial debt                                  1,620               -             6,702                  -            8,322
Other current liabilities                                25           6,433             7,155                  -           13,613
                                                -----------------------------------------------------------------------------------
Total current liabilities                             4,701         126,405            35,178           (142,341)          23,943
                                                -----------------------------------------------------------------------------------

Noncurrent liabilities
Long-term debt                                      180,000               -                 -                  -          180,000
Other financial debt, net of current portion              -               -            22,953                  -           22,953
                                                -----------------------------------------------------------------------------------
Total noncurrent liabilities                        180,000               -            22,953                  -          202,953
                                                -----------------------------------------------------------------------------------
Total liabilities                                   184,701         126,405            58,131           (142,341)         226,896

Minority interests                                        -               -                 -              2,479            2,479

Minority interests subject to put right                   -               -                 -              4,898            4,898

Shareholders' equity                                 43,474          31,659            45,084            (76,743)         43,474
                                                -----------------------------------------------------------------------------------

 Total liabilities, minority interests and
   shareholders' equity                          $  228,175     $   158,064       $   103,215      $    (211,707)     $   277,747
                                                -----------------------------------------------------------------------------------



                 SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF OPERATIONS

               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006 (UNAUDITED)

                      (stated in thousands of U.S. dollars)


                                                           Combined          Combined                               Total
                                                          subsidiary      subsidiary non       Consolidating     consolidated
                                               Parent     guarantors       guarantors          adjustments          amounts
                                           ----------------------------------------------------------------------------------
Revenues                                  $      -        $    70,501      $  71,500          $  (14,291)        $  127,710

Operating expenses                           (1,395)          (55,536)       (56,060)             14,248            (98,743)
                                           ----------------------------------------------------------------------------------
Operating profit (loss)                      (1,395)           14,965         15,440                 (43)            28,967

Investment in affiliates                     15,276                 -            674             (15,276)               674
Other income (expenses)                        (603)          (11,530)        (2,822)                  -            (14,955)
                                           ----------------------------------------------------------------------------------
Income before income tax and minority        13,278             3,435         13,292             (15,319)            14,686
interest

Income taxes                                      -              (665)           267                   -               (398)
Minority interest                                 -                 -             -               (1,010)            (1,010)
                                           ----------------------------------------------------------------------------------
Net income                                $  13,278        $    2,770      $  13,559          $  (16,329)        $   13,278
                                           ----------------------------------------------------------------------------------



                 SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF OPERATIONS

               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2005 (UNAUDITED)

                      (stated in thousands of U.S. dollars)



                                                           Combined          Combined                               Total
                                                          subsidiary      subsidiary non       Consolidating     consolidated
                                               Parent     guarantors       guarantors          adjustments          amounts
                                           ----------------------------------------------------------------------------------
Revenues                                  $        -       $   58,253       $   47,908        $  (5,006)          $ 101,155

Operating expenses                            (1,117)         (33,103)         (23,169)           2,728             (54,661)
                                           ----------------------------------------------------------------------------------
Operating profit (loss)                       (1,117)          25,150           24,739           (2,278)             46,494

Investment in affiliates                      25,285                -             (462)         (25,285)               (462)
Other income (expenses)                       (1,799)         (11,677)            (134)               -             (13,610)
                                           ----------------------------------------------------------------------------------
Income before income tax and minority         22,369           13,473           24,143          (27,563)             32,422
interest

Income taxes                                       -              (50)            (209)               -                (259)
Minority interest                                  -                -                -           (9,794)             (9,794)
                                           ----------------------------------------------------------------------------------
Net income                                 $  22,369       $   13,423       $    23,934       $  (37,357)         $   22,369
                                           ----------------------------------------------------------------------------------


                  SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW

               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2006 (UNAUDITED)

                      (stated in thousands of U.S. dollars)


                                                                 Combined          Combined                               Total
                                                                subsidiary      subsidiary non       Consolidating     consolidated
                                               Parent           guarantors       guarantors          adjustments          amounts
                                              -------------------------------------------------------------------------------------
Net income                                     $     13,278      $      2,770     $    13,559         $    (16,329)     $   13,278
Adjustments to reconcile net income to
   net cash (used in) provided by
   operating activities                             (12,864)           22,015         (12,538)              16,329          12,942
                                              -------------------------------------------------------------------------------------
Net cash provided by operating activities               414            24,785           1,021                 -             26,220
                                              -------------------------------------------------------------------------------------

Intercompany sources                                 (3,132)                -               -                3,132          -
Non-subsidiary sources                               11,391           (13,952)         (4,572)                -             (7,133)
                                              -------------------------------------------------------------------------------------
Net cash provided by (used in) investing              8,259           (13,952)         (4,572)               3,132          (7,133)
   activities
                                              -------------------------------------------------------------------------------------

Intercompany sources                                 (2,000)          (11,550)         16,682               (3,132)         -
Non-subsidiary sources                               (1,698)                -          (6,635)                -             (8,333)
                                              -------------------------------------------------------------------------------------
Net cash provided by (used in)
     financing activities                            (3,698)          (11,550)         10,047               (3,132)         (8,333)
                                              -------------------------------------------------------------------------------------

Net increase (decrease) in cash and
     cash equivalents                          $      4,975      $       (717)    $     6,496         $          -      $   10,754
                                              -------------------------------------------------------------------------------------




                  SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW

               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2005 (UNAUDITED)

                      (stated in thousands of U.S. dollars)


                                                                 Combined          Combined                               Total
                                                                subsidiary      subsidiary non       Consolidating     consolidated
                                               Parent           guarantors       guarantors          adjustments          amounts
                                              -------------------------------------------------------------------------------------

Net income                                   $ 22,369         $  13,422         $    23,935         $    (37,357)    $     22,369
Adjustments to reconcile net income to
   net cash (used in) provided by
   operating activities                       (24,769)           13,117             (23,082)              37,357            2,623
                                              -------------------------------------------------------------------------------------
Net cash (used in) provided by operating       (2,400)           26,539                 853                    -           24,992
   activities
                                              -------------------------------------------------------------------------------------

Intercompany sources                              665            (6,835)              1,557                4,613                -
Non-subsidiary sources                         (9,722)          (32,862)             28,231                    -          (14,353)
                                              -------------------------------------------------------------------------------------
Net cash provided by (used in) investing
   activities                                  (9,057)          (39,697)             29,788                4,613          (14,353)
                                              -------------------------------------------------------------------------------------

Intercompany sources                            3,000            13,170             (11,557)              (4,613)               -
Non-subsidiary sources                         24,090               (10)            (22,143)                   -            1,937

Net cash provided by (used in) financing
   activities                                  27,090            13,160             (33,700)              (4,613)           1,937
                                              -------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
   equivalents                               $ 15,633         $       2         $    (3,059)        $          -     $      12,576
                                              -------------------------------------------------------------------------------------


15.  SUBSEQUENT EVENTS

     Initial Public Offering

     On October 18, 2006 the Company closed on the sale of 12,500,000 shares of our common stock at $11.00 per share through an initial public offering. The proceeds of $137,500 were used:

     - to repay the note we issued to LAIF, a related company, in connection with our purchase of its 66.67% interest in UP Offshore for $48,000,

     - to repay the notes we issued to Crosstrade Maritime Inc. and Crosstrees Maritime Inc., related companies, in connection with our purchase of 100% of Ravenscroft for $11,500,

     - to redeem UP Offshore's redeemable preferred shares issued to IFC for $4,303,

     - to discharge the obligations to IFC resulting from our purchase of its interest in our River Business for $6,225,

     - to repay some of our variable interest rate indebtedness owed to IFC and other lenders for $26,763 and,

     - to pay underwriters fees and additional fees and incremental expenses amounting to approximately $12,125, with the remaining $28,000 set aside as follows: $20,000 for funding a portion of the balance of the construction costs of the two PSVs being built in Brazil and $8,000 for general corporate purpose.

     Ultrapetrol common share is now traded on the NASDAQ Global Market under the symbol "ULTR".

     Underwriters option

     On November 10, 2006, the underwriters exercised their over-allotment option to purchase an additional 232,712 shares of common stock from the Original Shareholders of the Company.

     Acquisition of vessels

     In October 2006, the Company signed Memorandum of Understanding Agreement to purchase the product tanker, named M/T Rea, with a carrying capacity of 39,530 dwt, for a total purchase price of $19,100.

     Also, in October 2006, the Company has entered into an agreement to buy a 9,219 dwt oil tanker for a purchase price of $17,000.

     Tax claim in Bolivia

     On November 3, 2006 the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalizacion) issued a notice in the Bolivian press advising that UABL International S.A. (a Panamanian subsidiary of the Company) would owe taxes to that authority in the amount of approximately $ 2,500 (including interest) together with certain fines that have not been determined yet. We believe that this finding is incorrect and UABL International S.A. will formally reply to the Bolivian Tax Authority contesting the allegations of the finding. We have been advised by our local counsel in the case that there is only a remote possibility that UABL International S.A. would be found liable for any of these taxes or fines.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          ULTRAPETROL (BAHAMAS) LIMITED
                                  (registrant)


Dated:  November 13, 2006                       By:   /s/ Felipe Menendez R.
                                                      ----------------------
                                                          Felipe Menendez R.
                                                          President & Chief
                                                          Executive Officer


SK 02351 0010 721227